SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 1 2009
DIVISION OF MARKET REGULATION

SECUR 09042044 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alara Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14861 N. Scottsdale Road Suite 105
(No. and Street)

Scottsdale (City) AZ (State) 85254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Michael Rodgers (480) 951-9200 x 114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly
(Name – *if individual, state last, first, middle name*)

1850 N. Central Ave (Address) Phoenix (City) AZ (State) 85004-4527 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Michael Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alora Capital Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

Notary Public State of Arizona
Maricopa County
Cheryl A Santiago
My Commission Expires
08/24/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EideBailly℠

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Alare Capital Securities, LLC
Scottsdale, Arizona

We have audited the accompanying statements of financial condition of Alare Capital Securities, LLC as of December 31, 2008 and 2007, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alare Capital Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Alare Capital Securities, LLC will continue as a going concern. As discussed in Note 5 to the financial statements, the company has been affected by the current state of the economy which has significantly affected revenues and cash flows. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result form the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Phoenix, Arizona
February 26, 2009

ALARE CAPITAL SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 21,437	$ 10,635
Client receivables, net of allowance of $25,000	81,415	-
Receivable from parent company	38,384	-
Other receivables	-	3,000
Total current assets	141,236	13,635
	$ 141,236	$ 13,635
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accrued liabilities	$ 23,500	$ -
Total current liabilities	23,500	-
MEMBER'S EQUITY		
Common units		
Class A, voting, $1,000 par value; authorized units at the discretion of the Board of Managers; issued and outstanding 153 units	$ 153,109	$ 128,109
Unallocated deficit	(35,373)	(114,474)
Total member's equity	117,736	13,635
	$ 141,236	$ 13,635

ALARE CAPITAL SECURITIES, LLC
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Revenue from clients	$ 503,709	$ -
Other income	1,825	-
Total revenue	505,534	-
EXPENSES		
Salaries, wages and commissions	207,111	-
Rent and occupancy	53,378	-
Legal and professional fees	50,171	97,122
Office administration	44,075	2,029
Insurance and licenses	31,343	11,238
Bad debt expense	29,708	-
Travel and entertainment	6,440	1,715
Miscellaneous taxes	1,010	1,000
Other expenses	3,197	1,370
Total expenses	426,433	114,474
NET INCOME (LOSS)	$ 79,101	$ (114,474)

ALARE CAPITAL SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Units		Unallocated	Total Member's
	Units	Amount	Deficit	Equity
Balance at January 1, 2007	-	$ -	$ -	$ -
Contributions by members	128	128,109	-	128,109
Loss from operations	-	-	(114,474)	(114,474)
Balance, December 31, 2007	128	128,109	(114,474)	13,635
Contributions by members	**25**	**25,000**	**-**	**25,000**
Income from operations	**-**	**-**	**79,101**	**79,101**
Balance, December 31, 2008	**153**	**$ 153,109**	**$ (35,373)**	**$ 117,736**

ALARE CAPITAL SECURITIES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**$ 79,101**	$ (114,474)
Changes in assets and liabilities		
Client receivables	**(81,415)**	-
Receivable from parent company	**(38,384)**	-
Other receivables	**3,000**	(3,000)
Accrued liabilities	**23,500**	-
Net cash used in operating activities	**(14,198)**	(117,474)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions	**25,000**	128,109
Net cash provided by financing activities	**25,000**	128,109
INCREASE IN CASH	**10,802**	10,635
CASH, BEGINNING OF YEAR	**10,635**	-
CASH, END OF YEAR	**$ 21,437**	$ 10,635

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware LLC, formed on May 25, 2006, and is a wholly-owned subsidiary of Alare Capital Partners, LLC (Parent). The member's liability for the debts and obligations of the Company are limited by applicable law. The Company received its broker-dealer license on September 13, 2007 from FINRA and approval to practice from the Securities and Exchange Commission.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer and as a strategic consultant, which comprises agency transactions, investment banking and mergers, and acquisition services, and advisory services.

Cash

The Company maintains at a financial institution, cash which may at times exceed federally insured amounts.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account.

Trade Receivables

The Company records trade account receivables in accordance with its Revenue Recognition Policy (see separate Footnote entitled Revenue Recognition). To the extent Management of the Company believes that a trade account receivable may be impaired, it provides for an allowance for doubtful account reserve. The amount of such allowance is estimated by Management on a case by case basis based on its assessment of the risk and exposure associated with a particular account. Allowance for doubtful accounts was $25,000 and $0 at December 31, 2008 and 2007.

Investment Banking

The Company is engaged in the investment banking business, on an agency basis, and intends to provide the following types of services to its clients:

Private Equity Placements
Merger and Acquisition Services
Private Debt Placements
Commercial Bank Financing Services
Private Investment in Public Equities (PIPE's)
Fairness Opinions
Valuation Services
Strategic Advisory Services

(continued on next page)

During calendar year 2007, the Company was engaged in obtaining its broker-dealer license and was not involved in any commercial activities as a broker-dealer.

In addition, to broker-dealer activities, the Company has a consultancy component in which it offers strategic advice to companies for a set or hourly fee on areas such as marketing strategy, business plan preparation, supply chain strategy and other areas of advisory services.

Revenue Recognition

The Company's Revenue Recognition Policy is to recognize revenue and record the related accounts receivable using the following criteria:

Investment Banking Revenue, which includes private placements of debt and equity securities and similar transactions, are generally recognized upon the successful completion and closing of a transaction on the behalf of a client.

Mergers and Acquisition Revenue and similar financial advisory services engagements are recognized upon the successful completion and closing of a transaction on behalf of a client. To the extent that these transactions include retainer fees under agreement with the client, the associated revenue are recognized when the client is invoiced, generally monthly.

Revenue generated from Fairness Opinions and Valuation Studies are recognized and recorded upon completion and acceptance of the underlying analysis and report to the client's Board of Managers.

Strategic Advisory Services and consulting Revenue is recognized as earned and upon execution of an Engagement Agreement with Officers and/or the Board of Managers of a client.

Income Taxes

The Company is a wholly-owned subsidiary of Alare Capital Partners, LLC (the Parent). As a single member limited liability company, it is considered a disregarded entity for federal income tax purposes and all activities will be included in the parent's federal and state income tax returns. The Parent is a Delaware Limited Liability Company and treated as a partnership for federal and state income tax purposes. Consequently, income and loss are passed through to the Members of the Company.

In July 2006, Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN No. 48) was issued. Subsequent to its original issuance, the effective date of its implementation for nonpublic enterprises has been deferred, and is currently deferred for nonpublic entities until years beginning after December 15, 2008. The Company has elected to defer implementation of FIN No. 48, as allowable.

The Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FIN No. 48.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(continued on next page)

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1). Under these rules, the Company is required to maintain a net capital of $5,000. The Company's net capital was $14,250 and $10,365 at December 31, 2008 and 2007. Aggregate indebtedness was 1.65 to 1 and 0 to 1 at December 31, 2008 and 2007.

NOTE 4 – RELATED PARTY TRANSACTIONS

Alare Capital Securities, LLC (ACS) is a wholly-owned subsidiary of Alare Capital Partners, LLC (ACP). ACS has a Cost Sharing Agreement with ACP. Under this Agreement, ACS shares certain common costs with ACP including payroll, commissions, professional fees, occupancy and insurance expenses. Additionally, fee revenue earned by ACS from its clients is partially paid out to registered representatives of ACS who are also employees and or members of ACP. Commission payouts on completed ACS transactions are paid to ACS registered representatives based on their participation and support in a particular transaction. Residual fee revenue is retained by ACS and is used to support overhead and business development efforts. ACS did not generate any revenue for 2007, therefore no commission payouts occurred. ACP has the option to waive common costs and chose to do so for the year ended December 31, 2007. For the year ended December 31, 2008, commissions and shared costs are as follows:

Commissions paid to employees or partners of ACP	$	**142,229**
Common costs paid to ACP		**216,481**

In addition, the Company had a receivable from ACP totaling $38,384 at December 31, 2008 for cash that has been advanced to ACP.

NOTE 5 – GOING CONCERN

The current economic environment has created uncertainty in regard to the operations of the company. Revenue from core lines of business has been significantly less than expected. The company is experiencing cash flow difficulties. The impact of these events could cause the company to have difficulty sustaining operations. In order to continue its operations, the company must generate positive cash flows from operations or obtain additional capital or other financing.

Management has developed the following plan to address the liquidity issues noted above:

- Implementation of cost cutting measures. Specifically reduction of rent expense by moving to smaller space.
- Restructuring at the parent level and raising additional capital at the parent level to support the subsidiary.
- Retaining more revenue in the company by reduction in commissions paid.

ALARE CAPITAL SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Net capital - member's equity	$ 117,736	$ 10,635
Non-allowable assets		
Client receivables over 30 days old	(65,102)	-
Receivable from parent company	(38,384)	-
Non-allowable assets	(103,486)	-
Adjusted net capital	14,250	10,635
Minimum net capital required	5,000	5,000
Excess net capital over minimum required	$ 9,250	$ 5,635
Net capital - member's equity	$ 14,250	$ 10,635
120% of minimum net capital required	6,000	6,000
Excess net capital over 120% of minimum required	$ 8,250	$ 4,635
Aggregate indebtedness - accrued liabilities	$ 23,500	$ -
Aggregate indebtedness to net capital	165%	0%

RECONCILIATION TO COMPANY'S COMPUTATION

Net capital per Part IIA of Form X-17A-5 as originally filed	$ 13,430	
Audit Adjustments:		
Reverse depreciation expense and charge to parent	8,570	
Record allowance for bad debts	(25,000)	
Adjustments to commission expense	67,809	
Record additional expenses originally recorded on parent	(6,615)	
Difference in non allowable assets	(48,866)	
Other adjustments	4,922	
Net capital per above	$ 14,250	
Total aggregate indebtedness per Part IIA of Form X-17-A as originally filed	$ 114,422	852%
Other adjustments	(4,922)	
Decrease due to reduction of commission expense	(86,000)	
Aggregate indebtedness per above	$ 23,500	165%

ALARE CAPITAL SECURITIES, LLC

SCHEDULE II – STATEMENT REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008 AND 2007

The Company is exempt from 15c3-3 pursuant to paragraph (K)(2)(ii).

ALARE CAPITAL SECURITIES, LLC

SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008 AND 2007

A computation of reserve requirement is not applicable to Alare Capital Securities, LLC, as the company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

ALARE CAPITAL SECURITIES, LLC

SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC AS OF DECEMBER 31, 2008 AND 2007

Information relating to possession or control requirements is not applicable to Alare Capital Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Managers
Alare Capital Securities, LLC
Scottsdale, Arizona

In planning and performing our audit of the financial statements of Alare Capital Securities, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration on internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 26, 2009.

We identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Alare Capital Securities, LLC as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 26, 2009.

Significant Audit Adjustments

During our audit, we identified misstatements in the company's financial statements that are reported in this letter under the heading "Corrected and Uncorrected Misstatements" which were not identified and recorded by the company's internal control prior to our arrival to perform the audit.

Financial Statement Preparation

Alare Capital Securities, LLC is considered an SEC Registrant under the definition that Alare Capital Securities, LLC files periodic reports under the Securities Exchange Act of 1934 (rule 17a-5). Under SEC requirements we may not assist in the preparation of the financial statements and footnote disclosures. During our review of the client prepared draft of the financial statements for the year ending December 31, 2008 we noted mathematical errors on the financial statements and several financial statement footnote disclosures that were missing in accordance with generally accepted accounting principles.

Preparation of Quarterly FOCUS Reports

We tested the quarterly FOCUS reports that were filed. Supporting documentation for the FOCUS reports did not always agree to what was filed. In addition in the first and third quarters, net capital was overstated on the FOCUS reports and in the second quarter, net capital was understated. In the first and third quarters, the net capital after revisions was still met. Due to the number and nature of journal entries recorded at year-end, material errors could occur in the quarterly FOCUS reports and not be detected. We recommend that a complete file of all back up documents be retained for each quarterly focus report.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Phoenix, Arizona
February 26, 2009



CULTURE

The Foundation of Success

Caring for our external and internal clients with a passion to go the extra mile.

Respecting our peers and their individual contributions.

Conducting ourselves with the highest level of integrity at all times.

Trusting and supporting one another.

Being accountable for the overall success of the Firm, not just individual or office success.

Stretching ourselves to be innovative and creative, while managing the related risks.

Recognizing the importance of maintaining a balance between work and home life.

Promoting positive working relationships.

And, most of all, enjoying our jobs ... and having fun!

EideBailly SM

CPAs & BUSINESS ADVISORS

www.eidebailly.com

FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

ALARE CAPITAL SECURITIES, LLC

ALARE CAPITAL SECURITIES, LLC

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